EXHIBIT 11.1

                  JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER COMMON SHARE
             THREE AND SIX MONTHS ENDED DECEMBER 31, 1995 AND 1994
            (Dollars and shares in thousands, except per share data)

                                      Three Months Ended     Six Months Ended
                                         December 31,           December 31,
                                      __________________     ________________
                                       1995        1994       1995     1994
                                      _______    _______     _______  _______
Primary:
  Earnings:
    Net income                       $ 1,871     $ 1,656     $ 3,673  $ 3,093
                                     =======     =======     =======  =======

  Shares:
    Weighted average number of common
      shares outstanding (A)           9,303       9,220       9,302    9,220
                                     =======     =======     =======  =======

  Primary earnings per share         $   .20     $   .18     $   .39  $   .34
                                     =======     =======     =======  =======
Fully diluted (B):
  Earnings:
    Net income                       $ 1,871     $ 1,656     $ 3,673  $ 3,093
    Add after-tax interest, net (C)      350         486         713      937
                                     _______     _______     _______  _______
    Net income, as adjusted          $ 2,221     $ 2,142     $ 4,386  $ 4,030
                                     =======     =======     =======  =======

  Shares:
    Weighted average number of
      common shares and common
      share equivalents outstanding    9,303       9,220       9,302    9,220
    Common shares issuable upon
      exercise of stock options and
      warrants, net of common shares
      assumed to be repurchased from
      the proceeds using the greater
      of the average market price for
      the period or the period-end
      price                            1,974       2,663       1,978    2,449
                                     _______     _______     _______  _______
    Weighted average number of
      common shares and common share
      equivalents outstanding,
      as adjusted                     11,277      11,883      11,280   11,669
                                     =======     =======     =======  =======

    Fully diluted earnings per share $   .20     $   .18     $   .39  $   .35
                                     =======     =======     =======  =======


(A) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computation because they had no effect or were antidilutive on primary earnings per share.

(B)  These calculations are submitted in accordance with Regulation S-K
     Item 601 (b) (ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect or were antidilutive on earnings per share.

(C) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U. S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).